UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: April 2003 (3)	File No.: 0-11378

TransGlobe Energy Corporation

(Translation of Registrant’s Name into English)

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

          Form 20F [ X ]          Form 40F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes [   ]                     No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - _____________ .

FORM 6K	Page 2

Submitted herewith:

News release as filed on SEDAR and disseminated through CCNMatthews as follows:

April 30, 2003:	Transglobe Energy Corporation Announces Update on Republic of Yemen
Operations

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation (Registrant)

Date: April 30, 2003	By:	/s/ David C. Ferguson
David C. Ferguson
Vice President Finance & CFO

NEWS RELEASE FOR IMMEDIATE RELEASE

TRANSGLOBE ENERGY CORPORATION ANNOUNCES UPDATE
ON REPUBLIC OF YEMEN OPERATIONS

Wednesday, April 30, 2003 Calgary, Alberta - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; OTC-BB symbol "TGLEF") is pleased to announce a successful development well at Tasour #9 on Block 32 in the Republic of Yemen.

Block 32, Yemen (13.81% working interest)

The Tasour #9 well was directionally drilled to test the eastern flank of the Tasour field extension defined by the Tasour #7 and Tasour #8 wells. The Tasour #9 well encountered the main Qishn S-1A producing zone and a second Qishn zone in a structurally high position, above the known oil/water contact. The well was placed on production into the central production facility and is currently producing at a rate of 7,500 barrels of fluid per day with an approximate water cut of 82% (approximately 1,500 barrels of oil per day). Additional evaluation work is planned to determine the source of the water production which may be from lower zones in the well. It is expected that the well will continue to produce at the current level which is similar to wells further down the structure. With the addition of Tasour #9, the Tasour field is currently producing approximately 19,500 Bopd (2,690 Bopd to TransGlobe).

The Tasour #7, #8 and #9 wells have changed the structural mapping of the Tasour field. The revised structural picture of the field has set up a number of potential exploration prospects to the west and the east of the Tasour field along the southern, bounding fault. Additional seismic reprocessing and remapping work is underway to select new exploration drilling locations for the future. It is anticipated the first of these locations will commence drilling in June 2003 as a potential western extension of the Tasour field.

Block S-1, Yemen (25.0% working interest)

The An Nagyah #4 well commenced drilling on April 16 to appraise the Upper Lam oil pool discovered in An Nagyah #2. An Nagyah #4 is located approximately 2.5 kilometers northwest of An Nagyah #2. The An Nagyah #2 well tested approximately 1,100 barrels per day of light oil from the Upper Lam (press released December 10, 2002). Results from An Nagyah #4 are expected in mid May.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson	Executive Offices:
President & C.E.O.	#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com